Exhibit 99.1

CONTENTS

CORPORATE INFORMATION	1

CHAIRMAN’S STATEMENT	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL HIGHLIGHTS	7

THIS PAGE INTENTIONALLY LEFT BLANK

CORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California, USA 94304	Maples and Calder PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Keisuke Yawata
Lawrence Lai-Fu Lin
Xiaolang Yan
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York, USA 10286

Share Registrar	Maples Finance Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman KY-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 SMB, George Town Grand Cayman, Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA, USA 95054 Phone: (408) 987-5920 Fax: (408) 987-5929	11th Floor, 54, Sec 4, Minsheng East. Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered office	Maples Corporate Services Limited Ugland House, P.O. Box 309 Grand Cayman KY1-1104, Cayman Islands

CHAIRMAN’S STATEMENT

TO OUR SHAREHOLDERS

During 2009, O2Micro became a stronger company. We lowered our overhead costs, developed new products, and returned to profitability in the fourth quarter. In addition, the macro economic conditions began to recover as the year advanced and we made good progress in our core consumer, computer, industrial, and communication segments.

The consumer segment is the largest part of our business and it is primarily comprised of our backlighting products. These backlighting products manage the lighting on the screen for a variety of LCD TV, LCD Monitor, and other, portable electronic devices. Over the past several years, we have established a leadership position in CCFL inverter chips for backlighting large LCD screens and we have successfully leveraged our incumbent position to become a leading player in the emerging market for LED driver ICs. This means that key customers like Samsung, Sony, Vizio and others can continue to rely on O2Micro to help them produce a high quality picture. It also means that we are well positioned to benefit from the fast growing LED TV and emerging 3D TV markets.

The computer segment is our second largest segment. It also includes some backlighting products, as well as our DC/DC, battery charger, and PCI Express products. All of these products are targeted at notebook and netbook computers, where we bring valuable power management capabilities to these systems. Our superior power management capabilities have allowed us to build strong customer relations with the leading notebook computer OEMs, including Acer, Apple, Dell, Fujitsu, Toshiba, and others. It has also helped us to secure exciting new design wins with next generation computers, such as the new “tablet” systems.

The industrial segment is one of our newer growth areas. This segment includes our battery management products. Today, our battery products are targeting the power tool and e-bike markets. For example, our battery gas gauge IC is being incorporated in the high-end lines of many of the top power tool manufacturers. In fact, many high-end tools from the top brands at Home Depot or Lowe’s are using our chips. Moreover, we are leveraging our experience with motorized devices to engage the automotive supply chain to expand the addressable market for these ICs to meet the requirements of second generation hybrid electric and electrics cars. At the same time, we have also successfully penetrated the commercial and industrial segments with our lighting products, including the automotive market where Audi chose our LED driver for their headlight module.

Our smallest business is included in the communications segment. This comprises our family of Internet security products. Today, this is largely a “development stage” business. However, our technology has been validated by customers in production and we have won several industry awards. We even have some early public and private sector customers, including several Malaysian government offices. For these reasons, we are confident that our security products will ultimately be an important growth driver in future years.

With all of this in mind, we are extremely optimistic about our future. Our new products are doing well and the global economy is improving – and this is a recipe for success. We are looking forward to a strong year in 2010 and we appreciate your support.

Sterling Du
Chairman of the Board and
Chief Executive Office

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2009 and 2008 and for the Three Years Ended December 31, 2009, 2008 and 2007, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
Republic of China
April 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company, and our report dated April 23, 2010 expressed an unqualified opinion on those financial statements.

Deloitte & Touch
Taipei, Taiwan
Republic of China

April 23, 2010

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2009	2008

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$38,831	$31,844
Restricted cash	236	1,153
Short-term investments (notes 3 and 5)	74,502	72,344
Accounts receivable, net (note 6)	14,556	10,578
Inventories (note 7)	9,457	16,388
Prepaid expenses and other current assets (note 8)	3,342	2,314
Total current assets	140,924	134,621

LONG-TERM INVESTMENTS (notes 3 and 9)	15,190	13,199

PROPERTY AND EQUIPMENT, NET (note 10)	30,570	34,353

OTHER ASSETS
Restricted assets	1,443	1,411
Intangible assets, net (note 11)	4,266	4,929
Other assets (note 12)	4,921	4,760
Total other assets	10,630	11,100

TOTAL ASSETS	$197,314	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$8,760	$4,120
Income tax payable	411	226
Accrued expenses and other current liabilities (note 13)	7,731	8,269
Total current liabilities	16,902	12,615

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	498	553
Long-term income tax payable (note 14)	341	302
Other liabilities	129	23
Total long-term liabilities	968	878

Total liabilities	17,870	13,493

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued and outstanding – 1,809,461,200 and 1,832,788,400 shares as of December 31, 2009 and 2008, respectively	36	37
Additional paid-in capital	142,679	141,784
Retained earnings	33,214	36,746
Accumulated other comprehensive income	3,515	1,213

Total shareholders’ equity	179,444	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,314	$193,273

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2009	2008	2007

NET SALES	$127,498	$138,825	$165,540

COST OF SALES	52,020	58,110	71,099

GROSS PROFIT	75,478	80,715	94,441

OPERATING EXPENSES (INCOME)
Research and development (a)	33,017	37,424	34,624
Selling, general and administrative (a)	45,049	39,003	45,560
Goodwill impairment	-	2,782	-
Write-off of prepayment to foundry services	-	2,942	-
Litigation income	-	(2,000)	(9,364)

Total operating expenses	78,066	80,151	70,820

INCOME (LOSS) FROM OPERATIONS	(2,588)	564	23,621

NON-OPERATING INCOME (EXPENSES)
Interest income	1,319	2,328	3,262
Impairment loss on long-term investments (note 9)	-	(14,146)	-
Foreign exchange gain (loss), net	28	(412)	(548)
Other, net	26	97	105

Total non-operating income (expenses)	1,373	(12,133)	2,819

INCOME (LOSS) BEFORE INCOME TAX	(1,215)	(11,569)	26,440

INCOME TAX EXPENSE (note 14)	1,602	2,240	1,456

NET INCOME (LOSS)	(2,817)	(13,809)	24,984

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	287	1,466	1,667
Unrealized gain (loss) on available-for-sale securities	2,006	(3,776)	2,702
Unrealized pension gain (loss)	9	(123)	(95)

Total other comprehensive income (loss)	2,302	(2,433)	4,274

COMPREHENSIVE INCOME (LOSS)	$(515)	$(16,242)	$29,258

EARNINGS (LOSS) PER SHARE (note 17)
Basic	$-	$(0.01)	$0.01
Diluted	NA	NA	$0.01
(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2009	2008	2007

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,840,995	1,862,831	1,905,725
Diluted (in thousands)	1,840,995	1,862,831	1,943,785

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$1,180	$1,067	$1,058
Selling, general and administrative	$2,215	$1,621	$1,408

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

					Accumulated Other
					Comprehensive Income (Loss)
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Retained	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Gain (Loss)	Adjustment	Loss	Total	Stock	Equity

BALANCE, JANUARY 1, 2007	1,906,969,950	$38	$140,224	$33,877	$(1,129)	$501	$-	$(628)	$-	$173,511

Issuance of:
Shares for exercise of stock options	13,564,800	-	2,565	-	-	-	-	-	-	2,565
Shares for Employee Stock Purchase Plan	5,060,300	-	809	-	-	-	-	-	-	809
Shares vested under restricted share units	1,922,100	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,649,000 shares	-	-	-	-	-	-	-	-	(4,330)	(4,330)
Retirement of treasury stock	(15,649,000)	-	(1,120)	(1,914)	-	-	-	-	3,034	-
Stock-based compensation	-	-	2,466	-	-	-	-	-	-	2,466
Cumulative effect of adopting uncertain tax positions standards	-	-	-	(100)	-	-	-	-	-	(100)
Net income for 2007	-	-	-	24,984	-	-	-	-	-	24,984
Pension loss	-	-	-	-	-	-	(95)	(95)	-	(95)
Foreign currency translation adjustments	-	-	-	-	-	1,667	-	1,667	-	1,667
Unrealized gain on available-for-sale securities	-	-	-	-	2,702	-	-	2,702	-	2,702

BALANCE, DECEMBER 31, 2007	1,911,868,150	38	144,944	56,847	1,573	2,168	(95)	3,646	(1,296)	204,179

Issuance of:
Shares for exercise of stock options	712,500	1	64	-	-	-	-	-	-	65
Shares for Employee Stock Purchase Plan	9,301,700	-	869	-	-	-	-	-	-	869
Shares vested under restricted share units	3,914,700	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 88,008,650 shares	-	-	-	-	-	-	-	-	(11,779)	(11,779)
Retirement of treasury stock	(93,008,650)	(2)	(6,781)	(6,292)	-	-	-	-	13,075	-
Stock-based compensation	-	-	2,688	-	-	-	-	-	-	2,688
Net loss for 2008	-	-	-	(13,809)	-	-	-	-	-	(13,809)
Pension loss	-	-	-	-	-	-	(123)	(123)	-	(123)
Foreign currency translation adjustments	-	-	-	-	-	1,466	-	1,466	-	1,466
Unrealized loss on available-for-sale securities	-	-	-	-	(3,776)	-	-	(3,776)	-	(3,776)

BALANCE, DECEMBER 31, 2008	1,832,788,400	37	141,784	36,746	(2,203)	3,634	(218)	1,213	-	179,780
Issuance of:
Shares for exercise of stock options	2,397,000	-	114	-	-	-	-	-	-	114
Shares for Employee Stock Purchase Plan	10,685,400	-	575	-	-	-	-	-	-	575
Shares vested under restricted share units	6,911,250	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 43,320,850 shares	-	-	-	-	-	-	-	-	(3,905)	(3,905)
Retirement of treasury stock	(43,320,850)	(1)	(3,189)	(715)	-	-	-	-	3,905	-
Stock-based compensation	-	-	3,395	-	-	-	-	-	-	3,395
Net loss for 2009	-	-	-	(2,817)	-	-	-	-	-	(2,817)
Pension gain	-	-	-	-	-	-	9	9	-	9
Foreign currency translation adjustments	-	-	-	-	-	287	-	287	-	287
Unrealized gain on available-for-sale securities	-	-	-	-	2,006	-	-	2,006	-	2,006

BALANCE, DECEMBER 31, 2009	1,809,461,200	$36	$142,679	$33,214	$(197)	$3,921	$(209)	$3,515	$-	$179,444

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2009	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(2,817)	$(13,809)	$24,984
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,929	6,876	6,927
Stock-based compensation	3,395	2,688	2,466
Impairment loss on long-term investments	-	14,146	-
Loss on disposal of property and equipment	203	56	18
Goodwill impairment	-	2,782	-
Deferred income taxes	(15)	46	(194)
Other, net	47	57	78
Changes in operating assets and liabilities:
Accounts receivable, net	(3,978)	13,605	(5,613)
Inventories	6,931	5,720	(8,164)
Prepaid expenses and other current assets	(499)	4,981	(66)
Prepayment for testing service and deferred charges	(757)	(2,192)	(1,157)
Notes and accounts payable	4,640	(6,716)	990
Income tax payable	176	(893)	191
Accrued expenses and other current liabilities	(510)	(2,463)	(195)
Accrued pension liabilities	(64)	(88)	(32)
Long-term income tax payable	48	92	(7)

Net cash provided by operating activities	12,729	24,888	20,226

INVESTING ACTIVITIES
Long-term notes receivable from employees	-	-	8
Acquisition of:
Short-term investments	(38,245)	(99,263)	(75,499)
Long-term investments	-	(5,700)	-
Property and equipment	(1,123)	(2,408)	(8,123)
Intangible assets	-	(293)	-
Cash paid in acquisition	-	(6,500)	-
(Increase) decrease in:
Restricted assets	-	10,877	2,207
Restricted cash	(80)	5,723	1,532
Other assets	(144)	211	100
Increase (decrease) in other liabilities	(23)	23	-
Proceeds from:
Sale of short-term investments	37,116	55,849	66,604
Sale of long-term investments	-	-	60
Disposal of a subsidiary – net of cash disposed	-	6,181	-
Disposal of property and equipment	20	51	-

Net cash used in investing activities	(2,479)	(35,249)	(13,111)

FINANCING ACTIVITIES
Acquisition of treasury stock	(3,905)	(11,779)	(4,330)
Proceeds from:
Exercise of stock options	114	65	2,565
Issuance of ordinary shares under the Employee Stock Purchase Plan	575	869	809

Net cash used in financing activities	(3,216)	(10,845)	(956)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2009	2008	2007

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(47)	$453	$1,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,987	(20,753)	7,159

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	31,844	52,597	45,438

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$38,831	$31,844	$52,597

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,366	$2,871	$1,528

NON-CASH INVESTING AND FINANCING ACTIVITIES
Restricted assets reclassified to short-term investments	$-	$317	$-
Restricted cash reclassified to short-term investments	$1,000	$-	$-
Long-term investment in exchange for acquisition	$-	$1,305	$-
Land in exchange for building	$8,918	$-	$-

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and market high performance semiconductor components for power management and security applications.  In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001.  At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering.  Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005 and subsequently listed the Shares on the SEHK on March 2, 2006 by way of introduction.

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal has been approved at the EGM held on May 30, 2009 and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security is primarily engaged in operations and sales of network security products.  To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007. In June, 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000.  The share transfer was subsequently completed on July 2, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, identified intangible assets, and goodwill, allowances for sales adjustments, other liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable.  Cash is deposited with high credit quality financial institutions.  For cash equivalents and short-term investments, the Company invests in time deposits and debt securities with credit rating of A and better.  For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments.  Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices.  Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities.  The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists.  Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Assets/Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date.  Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (note 19).  Restricted assets can be released only upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in time deposits, US treasury bills, government, and corporate bonds issued with high ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2009, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Investment transactions are recorded on the trade date.

Inventories

Inventories are stated at the lower of standard cost or market value.  The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information, in determining the fair value of these investments and whether an other-than-temporary decline in value exists.  Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value.  Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 9 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value.  If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized.  Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired.  The Company performs an annual impairment review for each reporting unit using a fair value approach.  Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities.  Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach.

Identified Intangible Assets

Intellectual property assets primarily represent customer relationship, tradename, and developed technologies acquired, and are recorded based on a purchase price allocation analysis on the fair value of the assets acquired. The Company amortizes acquired intangible assets using straight-line method over the estimated life ranging from 3 to 10 years.

The intangible assets, subject to amortization, are reviewed for impairment whenever circumstances indicate that the useful life is shorter than the Company had originally estimated or that the carrying amount of assets may not be recoverable.  If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.  The Company determines the fair value using the income approach which includes the discounted cash flow and other economic factors as inputs.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan.  Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased.  A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers.  The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors.  The Company has limited control over these distributors’ selling of products to third parties.  Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties.  Thus, products held by distributors are included in the Company’s inventory balance.

Freight Costs

Shipping and handling costs billed to a customer are included in net revenue. Distribution costs related to revenues are included in cost of revenue.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes.  All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $827,000 in 2009, $2,127,000 in 2008, and $3,892,000 in 2007, respectively.  A portion of these costs was for advertising, which approximately amounted to $361,000 in 2009, $549,000 in 2008, and $229,000 in 2007, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts.  For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.  The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not.  Deferred income tax assets and liabilities are measured using enacted tax rates. In addition, the Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due.  If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Effective January 1, 2007, the Company adopted standards that changed the accounting for uncertain tax positions. The new standards contain a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant.  The Company also grants restricted stock units (“RSU”) to its employees and the RSU are measured based on the fair market value of the underlying stock on the dates of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities.  Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs.  Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement.  At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar.  Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year.  The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings.  Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure.  If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss.  In view of uncertainties related to these matters, accruals are based only on the best information available at the time.  As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate.  Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.  These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties.  The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products.  The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued accounting update relating to the disclosure requirements for defined benefit plans, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The new accounting standard is effective for annual reporting periods ending after December 15, 2009. The Company has adopted the standard effective for its December 31, 2009 annual report on Form 20-F, however the Company is not able to provide the required fair value disclosure related to pension plan assets. See Note 15 to the Consolidated Financial Statements for further discussion.

In April 2009, the FASB issued a standard that provides guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. This standard is effective for interim and annual reporting periods ending after June 15, 2009. This guidance is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2009 and subsequently updated in February 2010, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This standard defines two types of subsequent events, recognized or nonrecognized. The new guidance is effective for the Company for the year ending December 31, 2009.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued its Accounting Standards Codification (“ASC”) 105, which became the source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative U.S. GAAP for SEC registrants. The ASC became effective for the financial statements issued for interim and annual periods ending after September 15, 2009 and superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. The FASB will not issue new standards in the form of Statements (“SFAS’s”) FASB Staff Positions (“FSP’s”) or Emerging Issues Task Force Abstracts (“EITF’s”), but rather it will issue Accounting Standards Updates (“ASU’s”).  The FASB will not consider the ASU’s as authoritative in their own right as they will only serve to update the ASC, provide background information about guidance and provide the bases for conclusions on the changes in the ASC.  The Company has adopted the ASC effective for its December 31, 2009 annual report on Form 20-F and has revised the disclosure of the U.S. GAAP source references in its financial reporting upon such adoption.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands the related disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011.  The Company does not expect these new standards to significantly impact the consolidated financial statements.

Reclassifications

Increase in other assets that was previously included in investing activities of the Consolidated Statements of Cash Flows for the years ended 2008 and 2007 have been reclassified to conform to the 2009 presentation and are included in operating activities. Such reclassification is not material to the consolidated financial statements as a whole.

3.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value were as follows:

(In Thousands)
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2009

Cash and cash equivalents
Money market mutual funds	$-	$514	$-	$514
Corporate bonds	-	1,392	-	1,392
Treasury bills	1,000	-	-	1,000

Short-term investments
Corporate bonds	-	7,099	-	7,099

Long-term investments
Available-for-sale securities	3,437	-	-	3,437

Total	$4,437	$9,005	$-	$13,442

(In Thousands)
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2008

Cash and cash equivalents
Money market mutual funds	$221	$-	$-	$221
Corporate bonds	4,000	-	-	4,000

Short-term investments
Government bonds	-	305	-	305
Corporate bonds	6,026	-	-	6,026

Long-term investments
Available-for-sale securities	1,446	-	-	1,446

Total	$11,693	$305	$-	$11,998

4.	CASH AND CASH EQUIVALENTS

(In Thousands)
	December 31
	2009	2008

Time deposits	$6,561	$2,627
Savings and checking accounts	29,348	24,975
Money market mutual funds and corporate bonds	1,906	4,221
Treasury bills	1,000	-
Petty cash	16	21

	$38,831	$31,844

5.	SHORT-TERM INVESTMENTS

  (In Thousands)
	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$67,403	$-	$-	$67,403

Available-for-sale securities
Corporate bonds	7,104	-	(5)	7,099
	$74,507	$-	$(5)	$74,502

  (In Thousands)
	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$66,013	$-	$-	$66,013

Available-for-sale securities
Corporate bonds	6,043	4	(21)	6,026
Government bonds	304	1	-	305
	6,347	5	(21)	6,331
	$72,360	$5	$(21)	$72,344

Short-term investments by contractual maturity were as follows:

  (In Thousands)
	December 31, 2009
		Fair
	Cost	Value
Time deposits
Due within one year	$67,381	$67,381
Due after two years	22	22
	67,403	67,403

Available-for-sale securities
Due within one year	7,104	7,099
	$74,507	$74,502

(In Thousands)

	December 31, 2008
		Fair
	Cost	Value
Time deposits
Due within one year	$65,993	$65,993
Due after two years	20	20
	66,013	66,013

Available-for-sale securities
Due within one year	6,347	6,331
	$72,360	$72,344

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2009 were $1,000 and $0, respectively, for the year ended December 31, 2008 were $1,000 and $0, respectively, and for the year ended December 31, 2007 were both $0.  Gross unrealized gains and losses at December 31, 2009 were $10,000 and $6,000, respectively, and at December 31, 2008 were $10,000 and $21,000, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008.  The Company presently does not intend to sell the debt securities listed below and believes that it is not more likely than not that the Company will be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

	December 31
	2009						2008
	Less Than 12 Months		12 Months or Greater		Total		Less Than 12 Months
		Unrealized		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Corporate bonds	$7,099	$5	$-	$-	$7,099	$5	$2,027	$21

Investment in China Resources Microelectronics Limited (“CR Micro”) (Note 9)	-	-	2,246	472	2,246	472	983	1,735
Investment in Etrend Hitech Corporation (“Etrend”) (Note 9)	-	-	-	-	-	-	463	457
	-	-	2,246	472	2,246	472	1,446	2,192
	$7,099	$5	$2,246	$472	$9,345	$477	$3,473	$2,213

6.	ACCOUNTS RECEIVABLE, NET

(In Thousands)

	December 31
	2009	2008

Accounts receivable	$15,124	$11,144
Allowances for
Doubtful accounts	(84)	(283)
Sales returns and discounts	(484)	(283)
	$14,556	$10,578

The changes in the allowances are summarized as follows:
(In Thousands)

	December 31
	2009	2008
Allowances for doubtful accounts
Balance, beginning of the year	$283	$88
Additions	-	195
Reversal and write-off	(199)	-

Balance, end of the year	$84	$283

Allowances for sales returns and discounts
Balance, beginning of the year	$283	$897
Additions	1,794	534
Write-off	(1,593)	(1,148)

Balance, end of the year	$484	$283

7.	INVENTORIES

(In Thousands)

	December 31
	2009	2008

Finished goods	$3,885	$9,612
Work-in-process	2,920	1,247
Raw materials	2,652	5,529
	$9,457	$16,388

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
(In Thousands)

	December 31
	2009	2008

Prepaid expenses	$1,247	$957
Interest receivable	706	621
Other receivable	549	235
Value-added-tax recoverable	50	36
Deferred income tax assets	11	86
Other	779	379
	$3,342	$2,314

9.	LONG-TERM INVESTMENTS
(In Thousands)

	December 31
	2009	2008
Cost method
Sigurd Cayman	$5,700	$5,700
X-FAB Semiconductor Foundries AG (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	585	585
GEM Services, Inc. (“GEM”)	500	500
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	11,753	11,753
Available-for-sale securities – noncurrent
CR Micro	2,246	983
Etrend	1,191	463
	3,437	1,446
	$15,190	$13,199

The following table shows the gross realized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2009 and 2008.

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$-	$(472)	$2,246
Etrend	920	271	-	1,191
	$3,638	$271	$(472)	$3,437

(In Thousands)

	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$-	$(1,735)	$983
Etrend	920	-	(457)	463
	$3,638	$-	$(2,192)	$1,446

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  As of December 31, 2009, the Company held 7,671,602 shares, which represented approximately 20.26% ownership of Sigurd Cayman.  In April 2010, the Company further invested in Sigurd Cayman’s preferred shares for $1,500,000 in view of its strategic business developments with Sigurd.  Along with this investment, the Company obtained 2,018,843 shares of Sigurd Cayman and its ownership of Sigurd Cayman becomes 18.88% upon the completion of the transaction.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2009, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company held 2.77% of the fund as of December 31, 2009.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2009, the Company held 333,334 shares at the value of $500,000, which represented a 0.92% ownership of GEM.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2009, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

In August 2004, the Company invested in CR Micro’s ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CR Micro (formerly known as CSMC Technology Corporation) is a semiconductor foundry company. As of December 31, 2009, the Company held 70,200,000 shares, which represented approximately 0.80% ownership of CR Micro.  The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. On February 23, 2009, CR Micro announced that it is presently considering placing a privatization proposal with a cash offering price of HK$0.30 per share.  In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired and recognized an impairment loss of $1,073,000 as of December 31, 2008.  CR Micro, however, is remained listed on the SEHK as its privatization proposal was disapproved by over 10% of its shareholders’ in June 2009.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2009, the Company held an 8.65% ownership of Etrend.  In August 2007, Etrend’s shares were listed on the Emerging Stock Gretai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2009, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2009	2008
Cost
Land	$2,510	$11,299
Buildings	8,055	8,055
Equipment	31,360	31,828
Furniture and fixtures	1,314	1,356
Leasehold improvements	2,333	3,511
Transportation equipment	569	590
Prepayment for property and equipment	8,878	451
	55,019	57,090
Accumulated depreciation
Buildings	854	674
Equipment	20,313	18,299
Furniture and fixtures	1,079	1,000
Leasehold improvements	1,767	2,418
Transportation equipment	436	346
	24,449	22,737
	$30,570	$34,353

Depreciation expense recognized during the years ended December 31, 2009, 2008, and 2007 was approximately $4,442,000, $$5,931,000 and $6,580,000, respectively.

In August 2009, the Company sold its land, located in Hsin-Chu, Taiwan, in exchange for the pre-sale real estate with a total fair value of $8,918,000. The Company intended to acquire certain real estate, including office building and parking lots, for the purpose of future operations and business growth.  The Company determined to defer the transaction gain of $129,000 as the building was still under the design and planning stage as of December 31, 2009.

11.	INTANGIBLE ASSETS, NET

In March 2008, the Company entered into an agreement with 360 Degree Web to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications, and proprietary technology in exchange for $6,500,000 and all of the shares of 360 Degree Web held by the Company with a carrying value of $1,305,000.  As a result of the acquisition, the Company obtained certain core technologies that are essential to the future growth of the Company’s business.

The Company determined that such acquisition meets the criteria for a business transfer and accounted for the transaction by the standards for business combinations.

The total purchase price was allocated as follows:

(In Thousands)

Developed technologies	$4,706
Customer relationship	261
Tradename	56
Goodwill	2,782

Total consideration	$7,805

The above purchase price allocation was based on an analysis of the fair value of the assets acquired.  The customer relationship and tradename are all amortized over 3 years.  The developed technologies, including security access control, full disk encryption, and virtual private network (“VPN”) technologies, are amortized from 8 to 10 years.  The goodwill of $2,782,000 was fully assigned to the reporting unit of Integrated Circuit Group. The goodwill was primarily comprised of buyer-specific synergies.  Given that the Company’s products already incorporated certain of 360 Degree Web’s technologies, management anticipated achieving higher revenue growth as a result of this acquisition.  In addition, the Company also acquired other intangible assets of $293,000 during year ended December 31, 2008.

    Intangible assets consisted of the following as of December 31, 2009:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$4,706	$(790)	$3,916
Customer relationship	261	(138)	123
Tradename	56	(29)	27
Other	293	(93)	200
	$5,316	$(1,050)	$4,266

Intangible assets consisted of the following as of December 31, 2008:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$4,706	$(291)	$4,415
Customer relationship	261	(51)	210
Tradename	56	(11)	45
Other	293	(34)	259
	$5,316	$(387)	$4,929

Amortization expense of the intangible assets acquired was $663,000 and 387,000 for years ended December 31, 2009 and 2008, respectively.  The estimated amortization expense of the intangible assets as of December 31, 2009 for the coming five years was as follows:

(In Thousands)

Year
2011	663
2012	600
2013	557
2014	526
2015	499

Total	$2,845

As a result of the global economic crisis and the resulting decline in customer demand in the fourth quarter of 2008, the overall decline in equity values and the resulting deterioration in the Company’s market capitalization made it necessary to review whether there was an indication that goodwill was impaired. The fair value of the Integrated Circuit Group reporting unit was estimated using the market approach-guideline public company method.  The information used in the valuation was obtained through discussions and a review of historical financial statements, prospective financial information, product descriptions and other relevant documents.  In addition, external research and data was considered.  Upon the completion of the goodwill impairment analysis, the Company recognized a goodwill impairment of $2,782,000 for the quarter ended December 31, 2008.

12.	OTHER ASSETS
(In Thousands)

	December 31
	2009	2008

Land use rights	$1,293	$1,322
Deferred charges	1,650	1,386
Prepayment for testing service	979	1,316
Refundable deposits	593	449
Deferred income tax assets - noncurrent	406	287
	$4,921	$4,760

All land within municipal zones in China is owned by the government.  Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones.  Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources.  Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2009, 2008, and 2007 was approximately $29,000, $28,000 and $29,000, respectively.

In view of the expansion of its supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services.  The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

13.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
(In Thousands)

	December 31
	2009	2008

Salaries, bonus and benefits	$2,931	$3,028
Legal and audit fees	1,366	1,840
Engineering related expenses	832	1,019
Consulting fees	499	487
Shipping expenses	361	132
Withholding tax payable	178	370
Value-added tax payable	150	56
Promotional expenses	109	373
Payable for acquisition of equipment	48	105
Deferred income tax liabilities	35	6
Other accrued expenses	1,222	853
	$7,731	$8,269

14.      INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:
(In Thousands)

	Years Ended December 31
	2009	2008	2007

Cayman Islands	$(6,809)	$(18,493)	$20,832
Foreign	5,594	6,924	5,608
	$(1,215)	$(11,569)	$26,440

Income tax expense consisted of:
(In Thousands)

	Years Ended December 31
	2009	2008	2007

Current	$1,617	$2,194	$1,650
Deferred	(15)	46	(194)
Income tax expense	$1,602	$2,240	$1,456

The Company and its subsidiaries file separate income tax returns.  Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) was as follows:

	Years Ended December 31
	2009		2008		2007

Cayman statutory rate	0%		0%		0%
Foreign rates in excess of statutory rates	(133.99	% )	(15.75	% )	5.36%
Changes in deferred income tax assets	53.00%		(7.91	% )	(2.22	% )
Adjustments to prior years’ taxes	18.77%		0.22%		(0.42	% )
Change in valuation allowance for deferred income tax assets	(51.77	% )	6.62%		(2.96	% )
Other	(17.86	% )	(2.54%)		5.75%
Effective tax rate	(131.85	% )	(19.36	% )	5.51%

The deferred income tax assets and liabilities as of December 31, 2009 and 2008 consisted of the following:

(In Thousands)

	December 31
	2009	2008
Deferred income tax assets
Research and development credits	$4,474	$4,182
Net operating loss carryforwards	494	1
Accrued vacation	173	58
Depreciation and amortization	495	498
Deferred interest deductions	-	97
Other	4	131
	5,640	4,967
Valuation allowance	(5,223)	(4,594)
Total net deferred income tax assets	417	373

Deferred income tax liabilities
Unrealized capital allowance	3	6
Unrealized foreign exchange	32	-
Total deferred income tax liabilities	35	6

Net deferred income tax assets	$382	$367

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $629,000 for the year ended December 31, 2009 and decreased by $766,000 for the year ended December 31, 2008, respectively.  The increase in the valuation allowance is primarily due to the new research and development credits generated that cannot be fully utilized by the Company.

As of December 31, 2009, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $4,189,000 and $4,636,000, respectively.  The US federal research and development credit will expire from 2020 through 2029 if not utilized, while the state research and development credit will never expire.

Effective at the beginning of the first quarter of 2007, the Company adopted standards that changed the accounting for uncertain tax positions.  The Company recognized a cumulative adjustment in the liability for unrecognized income tax benefits in the amount of $100,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable.  At the adoption date of January 1, 2007, the Company had $217,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  At December 31, 2009, the Company had $350,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  For the years ended December 31, 2009, 2008 and 2007, the total amount of interest expense and penalties related to tax uncertainty recorded in the provision for income expense was approximately $21,000, $81,000 and $0, respectively.  The total amount of interest and penalties recognized as of December 31, 2009 and 2008 was $102,000 and $81,000, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2009	2008

Balance, beginning of the year	$302	$210
Increase in tax position balance during current year	48	92
Decrease in tax position balance during current year	-	-

Balance, end of the year	$350	$302

Uncertain tax positions were primarily related to the allocation of income and deductions amongst the Company’s global entities. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2004 because of the statute of limitations.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2009, 2008, and 2007, pension costs charged to income in relation to the contributions to these schemes were $1,335,000, $$1,880,000, and $1,675,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.  The measurement date of the plan is December 31.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2008 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2009 and 2008 were as follows:

	December 31
	2009	2008

Cash	44%	39%
Equity securities	11%	12%
Debt securities	15%	25%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2009 and 2008 were as follows:
(In Thousands)

	Years Ended December 31
	2009	2008

Projected benefit obligation, beginning of the year	$724	$582
Service cost	6	5
Interest cost	19	17
Benefits paid	-	-
Actuarial loss	11	120

Projected benefit obligation, end of the year	$760	$724

Fair value of plan assets, beginning of the year	$171	$62
Employer contributions	86	106
Actual return on plan assets	5	3

Fair value of plan assets, end of the year	$262	$171

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2009	2008

Service cost	$6	$5
Interest cost	19	17
Expected return on plan assets	(5)	(2)
Amortization of net pension loss	6	2

Net periodic benefit cost	$26	$22

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2009	2008

Accumulated benefit obligation	$(537)	$(503)

Project benefit obligation	(760)	(724)
Plan assets at fair value	262	171

Funded status of the plan	$(498)	$(553)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2009	2008

Discount rate	2.3%	2.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2009	2008

Discount rate	2.3%	2.5%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.0%	2.5%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2010	$-
2011	-
2012	12
2013	3
2014	7
2015-2019	81

Total estimated future benefit payments	$103

16.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board of Directors (the “Board”) adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000.  A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board.  In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay.  Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November.  Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period).  Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date.  Participation ends automatically on termination of employment with the Company.  If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years.  During 2009 and 2008, 10,685,400 and 9,301,700 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2009, the number of options outstanding and exercisable was 5,625,400 and 5,625,400, respectively, under the 1997 Stock Plan, and 221,190,850 and 217,389,350, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”) which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK.  Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2009, the number of options outstanding and exercisable was 95,053,600 and 45,821,250, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2009 and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2009	306,400,700	$0.2274
Granted	40,710,650	$0.0481
Exercised	(2,397,000)	$0.0478
Forfeited or expired	(22,844,500)	$0.1959

Outstanding Options, December 31, 2009	321,869,850	$0.2083	4.60	$2,321,000

Vested and Expected to Vest Options at December 31, 2009	298,790,900	$0.2170	4.48	$1,555,000

Exercisable Options at December 31, 2009	268,836,000	$0.2284	4.25	$518,000

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 were $60,000, $38,000, and $1,301,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0460 - $0.0622	39,754,300	7.13	$0.0465	8,931,000	$0.0466
$0.0780 - $0.1198	3,460,700	4.65	$0.1075	1,823,000	$0.1163
$0.1292 - $0.1948	79,345,850	3.95	$0.1664	65,805,800	$0.1669
$0.2013 - $0.2994	157,265,100	4.64	$0.2318	151,714,550	$0.2313
$0.3076 - $0.4836	42,043,900	3.28	$0.3610	40,561,650	$0.3625

Balance, December 31, 2009	321,869,850	4.60	$0.2083	268,836,000	$0.2284

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”) which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. Awards may be granted to employees, directors and consultants.  The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2009, and changes during the year ended December 31, 2009 is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Price/Fair
	Awards	Value

Nonvested at January 1, 2009	24,110,950	$0.1821
Granted	29,904,300	$0.0462
Vested	(6,911,250)	$0.0711
Forfeited and expired	(4,215,400)	$0.1497

Nonvested at December 31, 2009	42,888,600	$0.0904

As of December 31, 2009, there was $3,869,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-averaged period of 2.03 years. The total fair value of RSUs vested during the years ended December 31, 2009, 2008, and 2007 was $492,000,000, $741,000, and $334,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2009, 2008, and 2007 was $689,000, $934,000, and $3,374,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table.  Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant.  The Company uses the simplified method to estimate the expected life because the Company had limited relevant historical information to support the expected sale and exercise behavior of the employees who had been granted options under the 2005 SOP.  Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term.  The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2009	2008	2007	2009	2008	2007

Risk-free interest rate	1.85%-2.69%	1.93%-3.41%	3.41%-4.92%	0.06%-0.27%	0.49%-2.10%	3.81%-5.13%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	years	years	years	Years	years	years
Volatility	53%-58%	53%-56%	58%-66%	33%-103%	43%-82%	38%-50%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2009, 2008, and 2007 were $0.0242, $0.0767, and $0.1135, respectively.  The weighted-average fair values of options granted under the 1999 Purchase Plan during the years ended December 31, 2009, 2008, and 2007 were $0.0176, $0.0236, and $0.0436, respectively.

Ordinary Shares Reserved

As of December 31, 2009, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	321,869,850
Outstanding RSUs	42,888,600
Shares reserved for future stock option grants	79,378,900
Shares reserved for Employee Stock Purchase Plan	25,000,000
Shares reserved for Awards	69,363,350
538,500,700

17.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period.  Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2009	2008	2007

Net income (loss) (in thousands)	$(2,817)	$(13,809)	$24,984

Weighted average shares outstanding (in thousands) – basic	1,840,995	1,862,831	1,905,725
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	38,060

Weighted average shares outstanding (in thousands) – diluted	1,840,995	1,862,831	1,943,785

Earnings (loss) per share – basic	$-	$(0.01)	$0.01
Earnings per share – diluted	NA	NA	$0.01

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 298,316,025 shares at $0.0522 to $0.4836 as of December 31, 2009, 297,832,900 shares at $0.0522 to $0.4836 as of December 31, 2008, and 166,279,163 shares at $0.1198 to $0.4836 as of December 31, 2007.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2014.  For the years ended December 31, 2009, 2008, and 2007, leasing costs charged to income in relation to these agreements were $2,051,000, $2,218,000, and $2,509,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2009, future minimum lease payments under all noncancelable operating lease agreements were as follows:

Year	Operating Leases
(In Thousands)

2010	$1,672
2011	596
2012	475
2013	212
2014	70

Total minimum lease payments	$3,025

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years.  As of December 31, 2009, those purchase commitments were as follows:

Year
(In Thousands)

2010	$1,461
2011	757

Total	$2,218

19.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleges that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company seeks an order preventing the importation of the products into the United States.  On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi, MPS and Asustek do not infringe on one of Company’s patents; however the Company has requested that the ITC’s full commission review the ruling prior to making a final determination.  The Initial Determination does not have any effect on Company’s other outstanding patent litigation efforts, and does not apply to the hundreds of other patents in the Company’s patent portfolio.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.   On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  The Company has filed counterclaims for patent infringement. The matter is scheduled for trial in July 2010.

Monolithic Power Sys. v. O2Micro Int'l Ltd., 2009 U.S. App. LEXIS 4528 (Fed. Cir. Mar. 5, 2009).  On March 5, 2009, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Northern District of California that certain claims of the Company’s U.S. Patent Number 6,396,722 are invalid as obvious under 35 U.S.C. § 103.  The Company filed an appeal on April 6, 2009.

O2Micro Int'l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009), and Case No. 03-CV-007TW, Eastern District of Texas.  In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid.  The Company filed an appeal in the United States Court of Appeals, and in March 2009, the court upheld the Federal Circuit’s ruling, and a judgment to that effect was entered by the Eastern District Court of Texas.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the court in July 2009, and the parties are awaiting a decision from the court.

O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.   On December 9, 2008, the Company filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by the Company.  The Company alleges fraud, misrepresentation and interference with business relationships by HonHai.  The case is scheduled to go to trial in November 2010.

Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by the Company infringe upon three of their patents.  The Company has not been served by the Plaintiffs to date, so its defense obligations under the lawsuit have not begun.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld.  The Company opposes this ruling and is currently appealing the matter before the Court of Appeals in Hamburg.

As of December 31, 2009, the Company deposited an amount of New Taiwan dollars equivalent to $1,443,000 with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. The Company is currently in the process to retrieve the court bonds as related actions were closed.

In 2007, the Company received $9,364,000 litigation proceeds from the MPS, Sony Corporation, and Samsung Electronics Co., Ltd. litigation cases in the United States.  In March 2008, the Company further received $2,000,000 from a litigation case with Rohm Co. Ltd. settled in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  As of December 31, 2009 and 2008, no provision for any litigation has been provided.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$38,831	$38,831	$31,844	$31,844
Restricted cash	236	236	1,153	1,153
Short-term investments	74,502	74,502	72,344	72,344
Long-term investments in available-for-sale securities	3,437	3,437	1,446	1,446
Restricted assets	1,443	1,443	1,411	1,407

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values.  The fair values of short-term investments and long-term investments in available-for-sale securities are based on quoted market prices.

Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method.  The Company periodically evaluates these investments for impairment.  If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

21.	RELATED PARTY TRANSACTIONS

Executive Severance and Change of Control Agreements

In April 2007, the Company entered into an Executive Severance and Change of Control Agreement with Sterling Du, the Chief Executive Officer and Chairman of the Board, pursuant to which Mr. Du would be entitled to, among other things, two times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances.  In addition, Mr. Du would be entitled to, among other things, three times his base salary and annual target bonus and immediate vesting of 100% of his unvested equity awards if terminated under certain circumstances within twenty-four months of a change of control of the Company.

In April 2007, the Company entered into Executive Severance and Change of Control Agreements with Chuan Chiung “Perry” Kuo, the Chief Financial Officer, and James Keim, the Head of Marketing and Sales, pursuant to which these officers would be entitled to, among other things, one time base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances.  In addition, Mr. Kuo and Mr. Keim would be entitled to, among other things, one and a half times base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances within twelve months of a change of control of the Company.

22.	SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments as of December 31, 2008, including Integrated Circuit Group and Network Security Group.  The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.

Prior to the approval of the transfer plan of O2Seucrity, the Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviewed information on an enterprise-wide basis to assess performance and allocate resources.  Commencing in the fourth quarter of 2008, the CODM began to manage the Company on the basis of the new segment structure and assessed the performance of each operating segment using information of its net sales and income from operations.  Historical presentation has been adjusted to reflect the new segment structure.

The Company does not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments using discrete asset information.  The Company does not have inter-segment revenue, and, accordingly, there is none to be reported.  The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments.  The accounting policies for segment reporting are the same as for the Company as a whole.

Operating segment net sales and operating income (loss) were as follows:
(In Thousands)

	Years Ended December 31
	2009	2008	2007
Net sales
Integrated Circuit Group	$124,294	$135,438	$163,573
Network Security Group	3,204	3,387	1,967
	$127,498	$138,825	$165,540

Income (loss) from operations
Integrated Circuit Group	$3,973	$7,308	$30,234
Network Security Group	(6,561)	(6,744)	(6,613)
	$(2,588)	$564	$23,621

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2009	2008	2007

China	$100,205	$109,083	$133,887
Korea	14,327	10,742	13,435
Japan	9,360	12,952	11,992
Taiwan	1,966	2,606	4,232
Other	1,640	3,442	1,994
	$127,498	$138,825	$165,540

For the year ended December 31, 2009, one customer accounted for 10% or more of net sales.  For the year ended December 31, 2008, two customers accounted for 10% or more of net sales.  For the year ended December 31, 2007, one customer accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group.  The percentage of net sales to those customers was as follows:

	Years Ended December 31
	2009	2008	2007

Customer A	11.3%	11.5%	11.1%
Customer B	5.4%	12.3%	9.4%

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:
(In Thousands)

	December 31
	2009	2008	2007

China	$12,784	$13,873	$19,807
Taiwan	12,807	14,994	16,665
U.S.A.	4,873	5,348	6,347
` Singapore	32	73	232
Other	74	65	97
	$30,570	$34,353	$43,148

23.	SUBSEQUENT EVENT

In April 2010, the Company entered into an investment agreement with Excelliance MOS Co., Ltd. (“EMC”).  EMC is a fables power device design company in Taiwan. Under the agreement, the Company will invest in EMC’s ordinary shares for $2,000,000, which represents approximately 12.7% ownership of EMC.  As of April 23, 2010, the transaction has not been completed as the Company is in still in the process of obtaining approval from the Taiwan government.

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# O2Micro®

*Breathing Life into Mobility*

Eastern Europe
Beijing
Wuhan
Seoul
Tokyo
Chengdu
Shanghai
Hsinchu
Taipei
Hong Kong
Singapore
Santa Clara
Austin
Cayman Islands

**Marketing Support Centers:**

Austin • Santa Clara • Seoul
Shanghai • Taipei • Tokyo

**Operations & Design Centers:**

Beijing • Chengdu • Europe • Hong Kong • Hsinchu
Santa Clara • Shanghai • Singapore • Taipei • Wuhan